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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

Commission File Number 333-53046

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

(Name of Plan)

BERKSHIRE HATHAWAY INC.
1440 Kiewit Plaza
Omaha, Nebraska 68131

(Name of Issuer of Securities held pursuant to Plan and address of its principal executive office.)

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REQUIRED INFORMATION

The **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** is subject to the Employee Retirement Income Security Act of 1974.

Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Registered Public Accounting Firm thereon are being filed as Exhibit 99.1 to this Report:

(a) Statements of Net Assets Available for Plan Benefits – December 31, 2010 and 2009;

(b) Statements of Changes in Net Assets Available for Plan Benefits
- Years Ended December 31, 2010 and 2009;

(c) Notes to Financial Statements; and

(d) Report of Independent Registered Public Accounting Firm.

The Consent of Independent Registered Public Accounting Firm to the incorporation by reference, in Registration Statement No. 333-53046 of Berkshire Hathaway Inc. on Form S-8, of their report dated June 22, 2011 appearing in the Plan's Annual Report on Form 11-K for the year ended December 31, 2010 is being filed as Exhibit 23.1 to this Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Profit Sharing Plan Administrative Committee of the **Revised Profit Sharing Plan for the Employees of the Government Employees Companies** has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Profit Sharing Plan Administrative
Committee of the **Revised Profit Sharing**
Plan for the Employees of the
Government Employees Companies

By: /s/ Charles G. Schara

Charles G. Schara
Authorized Committee Member

EXHIBITS

The following Exhibits are being filed with this Annual Report on Form **11-K:**

(23) CONSENT OF EXPERTS AND COUNSEL:

23.1 Consent of Johnson Lambert & Co. LLP

(99) ADDITIONAL EXHIBITS

99.1 Audited Financial Statements of the Revised Profit Sharing Plan of the Employees of the Government Employees Companies for the years ended December 31, 2010 and 2009

JOHNSON LAMBERT & CO. LLP
CPAS AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-53046 on Form S-8 of Berkshire Hathaway Inc. of our report dated June 22, 2011, with respect to the statements of net assets available for benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of Schedule H, line 4(i) – schedule of assets for investment purposes as of December 31, 2010 and of Schedule H, line 4(j) – schedule of reportable transactions for the year ended December 31, 2010, which reports appear in the December 31, 2010 Annual Report on Form 11-K of the Plan.

Johnson Lambert & Co. LLP

Johnson Lambert & Co. LLP

Falls Church, Virginia
June 22, 2011

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements
and Supplemental Schedules

Years ended December 31, 2010 and 2009
with Report of Independent Registered Public Accounting Firm

REVISED PROFIT SHARING PLAN FOR THE EMPLOYEES
OF THE GOVERNMENT EMPLOYEES COMPANIES

Financial Statements and
Supplemental Schedules

Years ended December 31, 2010 and 2009

Page

Audited Financial Statements

Supplemental Schedules

JOHNSON LAMBERT & CO. LLP
CPAs AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
Revised Profit Sharing Plan for the
Employees of the Government Employees Companies
Chevy Chase, Maryland

We have audited the accompanying statements of net assets available for plan benefits of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

WWW.JLCO.COM
FLORIDA • GEORGIA • ILLINOIS • NEW JERSEY • NORTH CAROLINA • SOUTH CAROLINA • VERMONT • VIRGINIA

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Supplemental Schedule of Assets Held for Investment Purposes at December 31, 2010 and the Schedule of Reportable Transactions for the year ended December 31, 2010 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co. LLP

Johnson Lambert & Co. LLP

Falls Church, Virginia
June 22, 2011

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	
	2010	2009
ASSETS		
Investments, at fair value	$ 1,486,219,762	$ 1,267,744,999
Receivable from Government Employees Companies	112,051,331	108,793,965
Loans receivable from participants	94,498,580	80,235,458
Total receivables	206,549,911	189,029,423
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$ 1,692,769,673	$ 1,456,774,422

See notes to the financial statements.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Years Ended December 31,	
	2010	2009
ADDITIONS		
Investment income		
Dividends and interest	$ 21,706,669	$ 20,725,479
Net appreciation in fair value of investments	144,322,582	198,732,672
Net Investment Income	166,029,251	219,458,151
Interest income on loans receivable from participants	4,161,708	4,248,905
Contributions		
Employees	55,540,630	53,443,711
Government Employees Companies	112,096,016	108,973,667
Total Contributions	167,636,646	162,417,378
Other Additions	50,506	65,649
TOTAL ADDITIONS	337,878,111	386,190,083
DEDUCTIONS		
Distributions to participants	(101,473,969)	(76,306,698)
Other deductions	(408,891)	(332,560)
TOTAL DEDUCTIONS	(101,882,860)	(76,639,258)
CHANGE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	235,995,251	309,550,825
Net assets available for plan benefits at beginning of year	1,456,774,422	1,147,223,597
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$ 1,692,769,673	$ 1,456,774,422

See notes to the financial statements.

NOTE A – DESCRIPTION OF PLAN

The following description of the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (the Plan) provides only general information. Participants should refer to the Plan document for a complete description. The Government Employees Companies (the Companies) include GEICO Corporation and certain of its subsidiaries.

Non-highly compensated participants may contribute up to 50 percent of earnings and highly compensated participants are limited to 6 percent, subject to the maximum dollar amount permitted by the Internal Revenue Code. Eligible participants may also make additional "catch-up" contributions as allowed by the Internal Revenue Code. Participants may allocate their contributions between tax-deferred accounts and, beginning November 1, 2007, Roth accounts. At the discretion of the Board of Directors of GEICO Corporation, the Companies may contribute an amount to be shared by all eligible employees based on each individual's planning center performance and earnings.

Employees automatically become eligible to make a 401(k) elective contribution to the Plan upon their date of hire and are generally eligible to receive a Company contribution after completing one year of service. Vesting is based on years of service at the following rates: 20 percent after two years, 40 percent after three years, 60 percent after four years, 80 percent after five years, and 100 percent after six years.

Withdrawals may be made from after-tax employee contributions and vested employer contributions made prior to January 1, 1993, subject to certain restrictions. Vested employer contributions made after January 1, 1993 can only be withdrawn under hardship conditions or after attainment of age 55. Tax-deferred contributions can only be withdrawn under hardship conditions or after attainment of age 59½. Roth contributions and earnings can be withdrawn tax free after the employee has completed five years of participation and the attainment of age 59½. The five year period begins with the first day of the employee's taxable year in which he or she first made the Roth contribution. The employee can withdraw his contributions or earnings in any combination he desires before the five year period and attainment of age 59½ but the earnings are subject to taxation.

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum amount or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years. For termination of service due to other

NOTE A – DESCRIPTION OF PLAN - CONTINUED

reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan allows participants to borrow funds from their vested accounts subject to certain restrictions. Payroll deductions are required to repay loans over five years or less except in the case of a mortgage-related loan which may be repaid over a period of up to fifteen years. The interest rate is fixed for the term of the loan at the commercial rate of interest charged by area banks on loans which are made under similar circumstances. When a participant terminates, any loan balance must be repaid prior to any account distribution.

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Certain amounts in the financial statements as of December 31, 2009 have been reclassified to be consistent with the current year presentation.

Subsequent Events: The Plan has performed an evaluation of subsequent events and has considered relevant matters in the preparation of the financial statements and footnotes.

Use of Estimates: Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments: Investments are reported at aggregate fair value based upon quoted market price. The appreciation or depreciation in the aggregate fair value of investments is reflected in the statements of changes in net assets. Net realized gains and losses on security sales are determined using the average cost of investments.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Loans Receivable from Participants: Loans receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest.

Administrative Expenses: Some administrative expenses are paid by the Companies. Other deductions include administrative expenses and transaction fees.

New Accounting Standard: In September 2010, the Financial Accounting Standards Board (FASB) issued FASB Accounting Standards Update No. 2010-25 (ASU 2010-25), Reporting Loans to Participants by Defined Contribution Pension Plans, which concluded that it is more meaningful to measure participant loans at their unpaid principal balances plus any accrued but unpaid interest than at fair value. ASU 2010-25 will have no effect on the Plan's investment returns or any participant's account balances. ASU 2010-25 was adopted by the Plan in 2010.

In May 2011, the FASB issued FASB Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)-Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Plan is currently evaluating the impact of pending adoption of ASU 2011-04 on its financial statements.

NOTE C – INVESTMENT OPTIONS

Participants can direct all contributions to their accounts to a variety of investment alternatives. In the event that a participant does not make an election to direct employee or employer contributions, such contributions are invested in a default fund which is the Vanguard Target Retirement Fund with the target date closest to the year in which the participant will turn age 65.

NOTE C – INVESTMENT OPTIONS - CONTINUED

Participants had balances in one or more of the following funds at December 31, 2010:

Berkshire Hathaway Class B Common Stock Fund – This fund consists primarily of Class B shares of common stock of Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation, and a small cash balance. The net assets of this fund are owned directly by the Plan. Participants in this fund own units which are valued daily similar to a mutual fund.

Vanguard 500 Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Dividend Growth Fund – A mutual fund investing in a portfolio of common stocks.

Vanguard Emerging Markets Stock Index Fund - A mutual fund investing in a portfolio of international common stocks focused in emerging markets around the world.

Vanguard Growth Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Inflation-Protected Securities Fund – A mutual fund that invests in bonds that are backed by the full faith and credit of the U.S. Government and where principal is adjusted quarterly based on inflation.

Vanguard Mid-Cap Index Fund – A mutual fund investing in a portfolio of common stocks.

Vanguard Prime Money Market Fund – A money market fund.

Vanguard Small-Cap Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Target Retirement 2010 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2010.

Vanguard Target Retirement 2020 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2020.

Vanguard Target Retirement 2030 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2030.

NOTE C – INVESTMENT OPTIONS – CONTINUED

Vanguard Target Retirement 2040 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2040.

Vanguard Target Retirement 2050 Fund – Invests in other Vanguard mutual funds which are appropriate for retirement around 2050.

Vanguard Target Retirement Income Fund – Invests in other Vanguard mutual funds which are appropriate for those already in retirement.

Vanguard Total Bond Market Index Fund – A mutual fund investing in a portfolio of investment-grade bonds.

Vanguard Total International Stock Index Fund - A mutual fund investing in developing and emerging markets, excluding the United States.

Vanguard Value Index Fund - A mutual fund investing in a portfolio of common stocks.

Vanguard Windsor Fund - A mutual fund investing in a portfolio of common stocks.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE D – INVESTMENTS

The following individual investments represent 5% or more of the net assets available for benefits as of December 31, 2010 and 2009:

	2010	2009
Vanguard Prime Money Market Fund	$ 243,255,240	$ 253,528,744
Vanguard 500 Index Fund	171,377,961	144,888,556
Vanguard Windsor Fund	128,461,480	114,592,593
Vanguard Total Bond Market Index Fund	128,253,792	116,479,330
Vanguard Target Retirement 2040 Fund	99,674,384	77,249,539
Berkshire Hathaway Class B Common Stock Fund	93,981,834	73,799,495
Vanguard Growth Index Fund	92,033,070	78,311,348

The following summarizes the Plan's net realized and unrealized gains (losses):

	2010	2009
Investments at fair value as determined by quoted market prices:		
Berkshire Hathaway Class B Common Stock Fund	$ 15,870,643	$ 3,200,464
Vanguard mutual funds (non-employer invested securities)	128,451,939	195,532,208
	$ 144,322,582	$ 198,732,672

NOTE D – INVESTMENTS - CONTINUED

A three-level hierarchy exists that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy and those investments included in each are as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

These valuation techniques involve some level of management estimation and judgment. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used and are reflective of the assumptions that market participants would use in valuing assets or liabilities.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE D – INVESTMENTS - CONTINUED

Investments measured at fair value on a recurring basis consist of the following:

	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2010				
Berkshire Hathaway Class B Common Stock Fund	$ 93,981,834	$ -	$ -	$ 93,981,834
Vanguard mutual funds (non-employer invested securities):				
Fixed maturity:				
Bond index	128,253,792	-	-	128,253,792
Inflation protected	2,539,108	-	-	2,539,108
Equity:				
Common stock index	554,473,333	-	-	554,473,333
Common stock	130,005,204	-	-	130,005,204
Target retirement	333,711,251	-	-	333,711,251
Money market	243,255,240	-	-	243,255,240
Total investments	$ 1,486,219,762	$ -	$ -	$ 1,486,219,762

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE D – INVESTMENTS – CONTINUED

	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
December 31, 2009				
Berkshire Hathaway Class B Common Stock Fund	$ 73,799,495	$ -	$ -	$ 73,799,495
Vanguard mutual funds (non-employer invested securities):				
Fixed maturity:				
Bond index	116,479,330	-	-	116,479,330
Equity:				
Common stock index	451,360,866	-	-	451,360,866
Common stock	114,592,593	-	-	114,592,593
Target retirement	257,983,971	-	-	257,983,971
Money market	253,528,744	-	-	253,528,744
Total investments	$ 1,267,744,999	$ -	$ -	$ 1,267,744,999

NOTE D – INVESTMENTS - CONTINUED

Investments measured at fair value on a recurring basis with the use of significant unobservable inputs (Level 3) consisted of the Vanguard Retirement Savings Trust, a collective trust fund of fully benefit-responsive investment contracts, until April 7, 2009 when all balances were transferred to the Vanguard Prime Money Market Fund. A reconciliation is as follows:

	Vanguard Retirement Saving Trust
Balance at January 1, 2009	$ 109,920,033
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases	-
Sales	(109,920,033)
Issuances	-
Settlements	-
Balance at December 31, 2009	-
Realized gains/(losses)	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	-
Purchases	-
Sales	-
Issuances	-
Settlements	-
Balance at December 31, 2010	$ -

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

NOTE E – WITHDRAWALS AND FORFEITURES

Following is a summary of terminations, withdrawals and forfeitures for the years ending December 31:

	2010	2009
Terminations and Withdrawals	$ 101,473,969	$ 76,306,698
Forfeitures	5,318,121	4,258,898

Forfeitures represent only non-vested company contributions. Forfeitures in excess of the Trustee's record-keeping fees are allocated proportionately among remaining active participants as of December 31 of each year based on the participant's earnings for that year.

NOTE F – FEDERAL TAXES

The Plan is exempt from taxation in accordance with the provisions of Section 501(a) of the Internal Revenue Code. Employer contributions and income earned from Plan investments are not taxable to participants until distributed. Employee contributions made from earnings on a pre-tax basis will be taxed upon distribution. Employee contributions made from earnings on an after-tax basis (which were permitted prior to 1998) will not be subject to additional income tax upon distribution. Pre-tax distributions and earnings may be subject to an excise tax when distributed.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the federal and state authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

The Plan obtained its latest determination letter on June 12, 2007, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

NOTE G – PARTY IN INTEREST TRANSACTIONS

The Plan includes investments in shares of mutual funds and shares of a fund of common stock issued by Berkshire Hathaway Inc., the ultimate parent company of GEICO Corporation. The funds are managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the change in net assets available for plan benefits per the financial statements to Form 5500:

	Year Ended December 31,	
	2010	2009
Change in net assets available for plan benefits per the financial statements	$ 235,995,251	$ 309,550,825
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at beginning of year	-	1,437,013
Change in net assets available for plan benefits per Form 5500	$ 235,995,251	$ 310,987,838

NOTE I – RISKS AND UNCERTAINTIES

The Plan includes investments in various securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 2010

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Berkshire Hathaway Class B Common Stock Fund	A fund consisting primarily of Class B shares of common stock of Berkshire Hathaway Inc. and a small cash balance	$ 79,052,697	$ 93,981,834
* Vanguard 500 Index Fund	Mutual fund investing in a portfolio of common stocks	148,076,016	171,377,961
* Vanguard Dividend Growth Fund	Mutual fund investing in a portfolio of common stocks	1,514,865	1,543,724
* Vanguard Emerging Markets Stock Index Fund	Mutual fund investing in a portfolio of international common stocks focused in emerging markets around the world	49,022,015	68,109,375
* Vanguard Growth Index Fund	Mutual fund investing in a portfolio of common stocks	77,396,573	92,033,070
* Vanguard Inflation-Protected Securities Fund	Mutual fund that invests in bonds that are backed by the full faith and credit of the U.S. Government and where principal is adjusted quarterly based on inflation	2,585,479	2,539,108
* Vanguard Mid-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	54,395,184	69,523,836

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2010

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard Prime Money Market Fund	A money market fund	243,255,240	243,255,240
* Vanguard Small-Cap Index Fund	Mutual fund investing in a portfolio of common stocks	46,545,189	61,901,444
* Vanguard Target Retirement 2010 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2010	19,024,123	21,280,774
* Vanguard Target Retirement 2020 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2020	53,890,440	63,320,996
* Vanguard Target Retirement 2030 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2030	57,986,021	71,574,495
* Vanguard Target Retirement 2040 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2040	78,114,840	99,674,384
* Vanguard Target Retirement 2050 Fund	Invests in other Vanguard mutual funds which are appropriate for retirement around 2050	55,798,803	70,409,099

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - CONTINUED
December 31, 2010

Attachment to Form 5500, Schedule H, Line 4(i)

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Fair Value
* Vanguard Target Retirement Income Fund	Invests in other Vanguard mutual funds which are appropriate for those already in retirement	6,901,342	7,451,503
* Vanguard Total Bond Market Index Fund	Mutual fund investing in a portfolio of investment-grade bonds	123,529,982	128,253,792
* Vanguard Total International Stock Index Fund	Mutual fund investing in developing and emerging markets, excluding the United States	54,350,498	60,820,596
* Vanguard Value Index Fund	Mutual fund investing in a portfolio of common stocks	29,325,370	30,707,051
* Vanguard Windsor Fund	Mutual fund investing in a portfolio of common stocks	130,998,467	128,461,480
* Loans Receivable from Participants	Maturities ranging from one year to fifteen years, interest ranging from 3.16% to 9.75%	-	94,498,580
Total assets held for investment purposes		$ 1,311,763,144	$ 1,580,718,342

*Party in interest

REVISED PROFIT SHARING PLAN
FOR THE EMPLOYEES OF THE GOVERNMENT EMPLOYEES COMPANIES
EIN 52-1135801, PN 001

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2010

Attachment to Form 5500, Schedule H, Line 4(j)

Description of Investment	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Vanguard Prime Money Market Fund	$ 71,145,506			$ 71,145,506	
Vanguard Prime Money Market Fund		$ 81,907,128	$ 81,907,128	81,907,128	$ -
Vanguard Total Bond Market Index Fund	42,075,715			42,075,715	
Vanguard Total Bond Market Index Fund		33,201,525	32,199,088	33,201,525	1,002,437